Exhibit 99.1

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Cellebrite DI Ltd. (the “Company”), to be held at 04:00 p.m., Israel time, on July 6, 2023, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages describe in detail the matter to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on May 31, 2023, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” the matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing you at the Meeting.

Very truly yours,

Haim Shani,
Chairman of the Board of Directors

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Cellebrite DI Ltd. (the “Company”) will be held at 04:00 p.m., Israel time, on July 6, 2023, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, for the following purpose:

1.	To elect Brandon Van Buren and re-elect each of Haim Shani and Ryusuke Utsumi as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified; and

2.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditor’s remuneration to determine their fees.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. We know of no other business to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each proposal.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than June 7, 2023. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 14, 2023, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Only shareholders of record at the close of business on May 31, 2023, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the matter to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about June 5, 2023, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website under the “Investors” section, https://investors.cellebrite.com and on the SEC’s website at www.sec.gov or at Company’s headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, upon prior notice and during regular working hours (telephone number: +972-502851113) until the date of the Meeting. Proxies must be submitted to the Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on July 5, 2023, or to our offices no later than 8:00 a.m. (Israel time) on July 6, 2023. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

By Order of the Board of Directors

Haim Shani,
Chairman of the Board of Directors

Petah Tikva, Israel

May 31, 2023

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

PROXY STATEMENT

This Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are being furnished to the holders of ordinary shares, par value of NIS 0.00001 per share (the “Shares”), of Cellebrite DI Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors of the Company (the “Board of Directors”) for use at the annual general meeting of shareholders (the “Meeting”) to be held at 04:00, Israel time, on July 6, 2023, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matter:

1.	To elect Brandon Van Buren and re-elect each of Haim Shani and Ryusuke Utsumi as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified; and

2.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditor’s remuneration to determine their fees.

Record Date

Only shareholders of record at the close of business on May 31, 2023, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

Pursuant to our amended and restated articles of association (“Amended Articles”), the quorum required for general meetings (including the annual general meeting) of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Amended Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. “Broker non-votes” will not count as present and entitled, including for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote only on “routine” proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy at the Meeting (excluding abstentions and broker non-votes) is necessary for the approval of each proposal.

Voting Procedures

You may vote in any of the manners below:

●	By Internet-If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone-If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail-If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC., you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on July 5, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to the Amended Articles.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer., at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than June 7, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 14, 2023, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel. The final voting results are based on the information provided to the Company by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about June 5, 2023 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on July 5, 2023, or to our offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, to the attention of Ms. Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer of the Company no later than 8:00 a.m. (Israel time) on July 6, 2023. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are available within the “Investors” section of Company’s website, https://investors.cellebrite.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2022 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 27, 2023 (the “Annual Report”), a copy of which is available within the “Investor” section of our website at https://investors.cellebrite.com/.

CORPORATE GOVERNANCE

Overview

Cellebrite is committed to effective corporate governance and independent oversight by our Board of Directors. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board of Directors is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Amended Articles provide that we may have no less than three and no more than eleven directors (including the external directors), as may be fixed from time to time by the Board of Directors. Our Board of Directors currently consists of nine directors. Each of our current eight non-executive directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent. Our external directors under the Companies Law are Mses. Dafna Gruber and Nadine Baudot-Trajtenberg.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the external directors). At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Our directors, aside from our external directors, and subject to the specific director appointment rights contained in the Amended Articles, according to which (i) two directors shall be nominated by TWC Tech Holdings II, LLC; (ii) two directors shall be nominated by SUNCORPORATION; and (iii) one director shall be nominated by IGP Saferworld Limited Partnership; all to be reasonably acceptable to the Company, are generally be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders (other than the external directors, and subject to the specific director appointment rights as detailed above), or upon the occurrence of certain events, in accordance with the Companies Law and our Amended Articles of Association.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board of Directors believes help advance our goals, attract, reward and retain executive leadership and key talent, and protect the interests of our shareholders, including:

What we do
Base a significant portion of our executive management compensation opportunity on financial and share price performance	Emphasize pay-for-performance - meaning the earning of annual bonuses are subject to the attainment of objective performance measurements.
Set annual incentive targets to our chief executive officer based on objective performance measures	Regularly review the executive compensation and peer group data
Maintain a majority independent Board	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Maintain entirely independent Board committees	Cap cash bonus payments and annual equity based compensation

Board Diversity Matrix (as of May 31, 2023)

The table below provides certain information regarding the diversity of our board of directors as of the date set forth below.

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	6	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

For more information regarding our Board of Directors, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

Under the Companies Law and the Amended Articles, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Pursuant to the Amended Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our board of directors consists of no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our board of directors currently consists of seven directors, including two external directors. Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Elly Keinan and Yonatan Domnitz, and their terms will expire at our annual meeting of shareholders to be held in 2025;

●	the Class II directors are Haim Shani, Brandon Van Buren and Ryusuke Utsumi, and their terms will expire at the Meeting; and

●	the Class III directors are Yossi Carmil and Adam Clammer, and their terms will expire at our annual meeting of shareholders to be held in 2024.

All of the members of our board of directors, other than the external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. Our Board may temporarily fill vacancies in the board of directors until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Amended Articles.

According to the information provided to the Company, our Class II Director, Mr. Brandon Van Buren was appointed by True Wind Capital Management, L.P., a shareholder of Cellebrite (effective as of May 19, 2023 when he replaced William Heldfond, who was previously serving on behalf of True Wind Capital Management, L.P. and resigned as of the appointment date of Mr. Van Buren), to serve as a Class II director of the Company and until the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

According to the information provided to the Company, our Class II Director, Mr. Haim Shani was re-appointed by IGP, L.P., a shareholder of Cellebrite, to serve as a Class II director of the Company and until the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

According to the information provided to the Company, our Class II Director, Mr. Ryusuke Utsumi was re-appointed by SUNCORPORATION the parent company of Cellebrite, to serve as a Class II director of the Company and until the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

Each of Haim Shani, Brandon Van Buren and Ryusuke Utsumi, whose professional background is provided below, has advised us that he is willing, able and ready to serve as a director if re-elected and/or elected. In accordance with the Companies Law, each or Mr. Shani, Mr. Van Buren and Mr. Utsumi has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

Mr. Brandon Van Buren is also a member of our audit committee and qualifies as an independent director under the Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of an audit committee. Mr. Shani is our chairperson and he also serves as a member of our Nominating and Governance Committee and qualifies as an independent director under the Nasdaq corporate governance rules.

During 2022, Mr. Haim Shani attended 100% of our board of directors and Nominating and Governance Committee meetings. During 2022, Mr. Ryusuke Utsumi attended 100% of our board of directors meetings.

The nominating and governance committee of our board of directors recommended that each of Haim Shani, Brandon Van Buren and Ryusuke Utsumi be elected or re-elected at the Annual General Meeting as a Class II director for a term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our amended Articles or the Companies Law.  For more information concerning the nominee, please see the next section entitled “Biographic Information Regarding the Director Nominee.” Our board of directors approved this recommendation.

Biographic Information Regarding the Director Nominee

Haim Shani is a Director of Cellebrite, a position which he has held since 2019, and the Chairman of the board of directors as of August 30, 2021. Mr. Shani is currently the Co-founder & General Partner at Israel Growth Partners starting in April 2012. Prior to that, Mr. Shani served as a Director General and the Head of the Competitiveness Committee for the Ministry of Finance from November 2009 to September 2011. Prior to his work at the Ministry of Finance, Mr. Shani served as the Chief Executive Officer of NICE Systems Ltd. from January 2001 to October 2009. Prior to that, Mr. Shani served as VP at Applied Materials from April 1998 to December 2000. Mr. Shani holds a Bachelor’s degree in Industrial and Management Engineering from the Technion — Israel Institute of Technology, and an MBA from INSEAD, France.

Brandon Van Buren is a seasoned private equity and growth equity investor. He was a Partner at Light Street, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2022, and a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm’s investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital and began his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo.

Ryusuke Utsumi is a Director of Cellebrite, a position which he has held since April 2020. Mr. Utsumi is currently president of SUNCORPORATION after joining SUNCORPORATION in June 2012. Prior to that, Mr. Utsumi served as a General Manager at Chubu Aerospace Industrial Technology Center from June 2009 to June 2012. Prior to that, Mr. Utsumi served as the Incubation Manager at Aichi Venture House from March 2008 to June 2009.

Proposed Resolution

“RESOLVED, to elect Brandon Van Buren and to re-elect each of Haim Shani and Ryusuke Utsumi as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified.”

Required Vote

Under the Companies Law and our Amended Articles, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to elect Brandon Van Buren and to re-elect each of Haim Shani and Ryusuke Utsumi as directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election and re-election of the foregoing director nominees pursuant to Proposal 1.

PROPOSAL NO. 2

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF KOST FORER

GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE

INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT

THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Background

Under the Companies Law and our Amended Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Amended Articles, our board of directors (or a committee, if it is so authorized by the board of directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our audit committee of the independent auditor’s appointment and remuneration is required under the listing rules of the Nasdaq.

Appointment of Kost Forer Gabbay & Kasierer

Following the recommendation by our audit committee and board of directors, the Company seeks to appoint Kost Forer Gabbay & Kassirer, a member of Ernst & Young Global as the Company’s independent auditor (the “Auditor”), for the fiscal year ending on December 31, 2023, until our next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the Audit Committee to determine the Auditor’s remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

Fees Paid to the Auditors

Somekh Chaikin, Tel Aviv, Israel, a member of KPMG International, served as our independent registered public accounting firm for the fiscal year ended December 31, 2021 and Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, served as our independent registered public accounting firm for the fiscal year ended December 31, 2022. Following are the fees for professional services in each of the respective fiscal years:

	2022	2021
Audit fees(1)	$455	$497
Tax fees(2)	164	136
Audit related	135	-
Total	$754	$633

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the year ended December 31, 2022 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed that at the annual general meeting the following resolution shall be adopted:

“RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors, upon recommendation of the Audit Committee, to determine their fees.”

Required Vote

Under the Companies Law the affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Audit Committee to fix the independent auditors’ remuneration.

Board Recommendation

The board of directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our board of directors to fix the independent auditors’ fees pursuant to Proposal 2.

OTHER BUSINESS

The board of directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that your vote is received by the Company no later than 8:00 a.m. (Israel time) on July 6, 2023.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investors.cellebrite.com. Shareholders may download a copy of these documents without charge at https://investors.cellebrite.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Haim Shani,
Chairman of the Board of Directors

May 31, 2023